

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Romil Bahl
Chief Executive Officer
KORE Group Holdings, Inc.
3 Ravinia Drive NE, Suite 500
Atlanta, GA 30346

Re: KORE Group Holdings, Inc.
  Registration Statement on Form S-1
  Filed Jun 8, 2023
  File No. 333-272513

Dear Romil Bahl:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

  Sincerely,

  Division of Corporation Finance
  Office of Technology

cc: Jennifer Lee